WACHTELL, LIPTON, ROSEN & KATZ

MARTIN LIPTON

HERBERT M. WACHTELL

BERNARD W. NUSSBAUM

LAWRENCE B. PEDOWITZ

PAUL VIZCARRONDO, JR.

PETER C. HEIN

HAROLD S. NOVIKOFF

MEYER G. KOPLOW

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ERIC M. ROTH

ANDREW R. BROWNSTEIN

MICHAEL H. BYOWITZ

PAUL K. ROWE

MARC WOLINSKY

DAVID GRUENSTEIN

STEPHEN G. GELLMAN

STEVEN A. ROSENBLUM

STEPHANIE J. SELIGMAN

JOHN F. SAVARESE

SCOTT K. CHARLES

DAVID S. NEILL

JODI J. SCHWARTZ

ADAM O. EMMERICH

GEORGE T. CONWAY III

RALPH M. LEVENE

RICHARD G. MASON

MICHAEL J. SEGAL

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

DAVID M. MURPHY

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403 - 1000 FACSIMILE: (212) 403 - 2000 GEORGE A. KATZ (1965-1989) JAMES H. FOGELSON (1967-1991) OF COUNSEL

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JOSEPH D. LARSON

LAWRENCE S. MAKOW

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

DAVID A. SCHWARTZ

JOHN F. LYNCH

WILLIAM SAVITT

ERIC M. ROSOF

MARTIN J.E. ARMS

GREGORY E. OSTLING

DAVID B. ANDERS

ADAM J. SHAPIRO

NELSON O. FITTS

JEREMY L. GOLDSTEIN

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

ANTE VUCIC

IAN BOCZKO

MATTHEW M. GUEST

DAVID E. KAHAN

DAVID K. LAM

BENJAMIN M. ROTH

JOSHUA A. FELTMAN

ELAINE P. GOLIN

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C.CHEN

GORDON S. MOODIE

DONGJU SONG

BRADLEY R. WILSON

WILLIAM T. ALLEN PETER C. CANELLOS DAVID M. EINHORN KENNETH B. FORREST THEODORE GEWERTZ RICHARD D. KATCHER THEODORE A. LEVINE DOUGLAS K. MAYER ROBERT B. MAZUR PHILIP MINDLIN	ROBERT M. MORGENTHAU ERIC S. ROBINSON PATRICIA A. ROBINSON* LEONARD M. ROSEN MICHAEL W. SCHWARTZ ELLIOTT V. STEIN WARREN R. STERN PATRICIA A. VLAHAKIS J. BRYAN WHITWORTH AMY R. WOLF
* ADMITTED IN THE DISTRICT OF COLUMBIA COUNSEL
DAVID M. ADLERSTEIN MICHELE J. ALEXANDER AMANDA K. ALLEXON** LOUIS J. BARASH DIANNA CHEN ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA	PAULA N. GORDON NANCY B. GREENBAUM MAURA R. GROSSMAN MARK A. KOENIG J. AUSTIN LYONS AMANDA N. PERSAUD JEFFREY A. WATIKER
** ADMITTED IN THE STATE OF ILLINOIS

May 8, 2013

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mallinckrodt plc

Amendment No. 1 to Registration Statement on Form 10-12B

Filed March 15, 2013

File No. 001-35803

Dear Mr. Riedler:

On behalf of our client, Mallinckrodt plc (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated March 27, 2013, with respect to the filing referenced above.

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 8, 2013

This letter and Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form 10 (File No. 001-35803) (the “Registration Statement”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 2 marked to indicate changes from Amendment No. 1 to the Registration Statement filed on March 15, 2013.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2. All references to page numbers in these responses are to the pages of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 2.

Risk Factors

Risks Related to Our Business

The manufacture of our products is highly exacting and complex, and our business..., page 20

1.	We note your response to our prior comment 7 indicating that in fiscal 2012 you experienced disruptions in supplying products to your customers due to a number of factors, including mechanical, capacity and quality issues at one of your manufacturing facilities, which resulted in higher than usual backorders and obligations to pay contractual damages for failure to meet supply requirements. Please revise your disclosure to describe the quality issues you experienced, identify the manufacturing facility where these problems occurred and quantify the amount of contractual damages you were forced to pay.

Response: The Information Statement has been revised on page 21 in response to the Staff’s comment.

Risks Related to the Separation, page 30

2.	We note your response to our prior comment 19 indicating that the Company received completed questionnaires from expected directors and officers of the Company which describe their ownership of Covidien ordinary shares. Please supplementally provide us with the basis for your conclusion that actual or potential conflicts of interest because of their ownership of Covidien ordinary shares is not a material risk to investors.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff as follows. As described on page 158 of the Information Statement, Covidien equity awards held by Mallinckrodt employees will convert into Mallinckrodt equity awards in connection with the separation. As a result, the only Covidien ordinary shares that the expected Mallinckrodt directors and officers will have upon completion of the distribution are actual Covidien ordinary shares that they held prior to the distribution. According to information received by the Company with respect to the holdings of the

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 8, 2013

expected directors and officers, seven of the nine expected directors and four of the eight expected officers (not counting Mark Trudeau, who is also a director) do not own any Covidien ordinary shares. As of the date of this letter, among the Company’s nine expected directors, only Mark Trudeau and Joseph A. Zaccagnino own Covidien ordinary shares (4,077 and 12,520, respectively); and among the Company’s eight expected officers (not counting Mark Trudeau), only Matthew Harbaugh, David Silver, Thomas Berry and Ian Watkins own Covidien ordinary shares (7,939 shares, 2,727 shares, 1,666 shares and 73 shares, respectively).

Moreover, even for those expected directors and officers that do own Covidien ordinary shares, any decisions they may make in their positions at Mallinckrodt are unlikely to affect the value of their holdings of Covidien ordinary shares, given Covidien’s relatively large market capitalization (approximately $30 billion, as of the close of trading on May 7, 2013), the very small percentage of Covidien shares owned by the expected Mallinckrodt directors and officers (as a group, they own approximately 0.0062% of Covidien’s outstanding ordinary shares) and the relatively limited nature of the expected dealings between the two companies following the separation.

Based on the foregoing, the Company has concluded that actual or potential conflicts of interest because of ownership of Covidien ordinary shares by some of its expected directors and officers are not a material risk to investors.

Unaudited Pro Forma Condensed Combined Financial Statements, pages 43-48

3.	We acknowledge your responses to our comments 4 and 21. As a reminder for future amendments, please quantify your proforma adjustments, proforma earnings per share and proforma weighted-average shares outstanding. Please be sure to disclose the relevant assumptions in the proforma amounts quantified.

Response: The Company acknowledges the Staff’s comment.

Employee Matters Agreement, page 155

4.	We note your response to our prior comment 30. Please expand your disclosure to list the employee benefit obligations of Mallinckrodt relating to current and former employees of Covidien’s Pharmaceuticals business.

Response: The Information Statement has been revised on pages 157 and 158 in response to the Staff’s comment.

*        *        *

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

May 8, 2013

We hope that the foregoing, and the revisions set forth in Amendment No. 2, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1005 or by email at VGoldfeld@wlrk.com.

Sincerely,

/s/ Victor Goldfeld
Victor Goldfeld

Enclosures

cc:	Jack Kapples

Vice President and Corporate Secretary

Covidien plc

Miriam Singer

Vice President and Corporate Secretary, Pharmaceutical Products

Covidien plc